TONGJI HEALTHCARE GROUP, INC.

                         No.5 Beiji Road, Nanning, China
                                0086-771-2020000

                                 August 8, 2007



Sonia Barros
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

      Re:   Tongji Healthcare Group, Inc.
            Form SB-2
            File No. 333-140645


     Tongji Healthcare Group, Inc. (the "Company") requests that the effective date of the above captioned Registration Statement be accelerated to Friday, August 10, 2007, 2:00 p.m. Eastern time, or as soon as practicable thereafter.

      The Company understands that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert this action as defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

                              Very Truly Yours,

                              /s/ Yun-hui Yu

                              Yun-hui Yu, President and Chief Executive Officer